SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 Form 10-C
              Report by Issuer of Securities Quoted on NASDAQ
                        Interdealer Quotation System
                Filed pursuant to Section 13 or 15(d) of the
              Securities Exchange Act of 1934 and Rule 13a-17
                            or 15d-17 thereunder

                           TERA COMPUTER COMPANY
               (Exact name of issuer as specified in charter)
             2815 Eastlake Avenue East, Seattle, WA 98102-3027
                  (Address of principal executive offices)
                               (206) 325-0800
                  (Telephone number, including area code)

                 I. CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

     1.   Title of security: Common Stock
     2.   Number of shares outstanding before the change: 3,948,094 Shares
     3.   Number of shares outstanding after the change: 6,308,094 Shares
     4.   Effective date of change: December 11, 1996
     5.   Method of change: Conversion of Preferred Stock previously issued in a private placement

     Give brief description of transaction: The Company concluded on July 11, 1996, a private placement of Units, each Unit consisting of two shares of Series A Convertible Preferred Stock and one Redeemable Common Stock Purchase Warrant, with H.J. Meyers & Co., Inc. of Rochester, New York, acting as the Company's Sales Agent, in which the Company raised a total of $8,024,000. The Series A Convertible Stock is convertible into shares of Common Stock when a registration statement covering the underlying shares of Common Stock is declared effective by the Securities and Exchange Commission. The Redeemable Common Stock Purchase Warrants are identical to the Redeemable Common Stock Purchase Warrants (the "Warrants") traded on the Nasdaq Smallcap Market under the symbol "TERAW," except that the newly issued Warrants are subject to resale restrictions because of the private sale.

     On December 11, 1996, the Securities and Exchange Commission declared effective a registration statement covering the shares of Common Stock underlying the shares of Series A Convertible Preferred Stock and the Warrants and the Warrants themselves. As of

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such date, the Series A Convertible Preferred Stock was converted automatically into shares of Common Stock on a one-for-one basis.

     The above numbers do not include 170,000 shares of Common Stock and 85,000 Warrants which are issuable to H.J. Meyers & Co., Inc. pursuant to a Representative's Warrant issued in connection with the Company's initial public offering in September 1995 or 236,000 shares of Common Stock and 118,000 Warrants also issuable to H.J. Meyers & Co., Inc. pursuant to a Sales Agent's Warrant issued in connection with the private placement described above.

                        II. CHANGE IN NAME OF ISSUER

     1.   Name prior to change
     2.   Name after change
     3.   Effective date of charter amendment changing name
     4.   Date of shareholder approval of change, if required

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 18, 1996           TERA COMPUTER COMPANY


                                   By: JAMES E. ROTTSOLK
                                      -----------------------------------------
                                      James E. Rottsolk
                                      Chief Executive Officer
                                      and Chief Financial Officer


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